Mr. Jeff J.F. Feng                                   Ruth Shaer/Eugene Heller
Assistant to Chairman                                Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.                  1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.                           Los Angeles, CA 90024-5305
http:\\www.qiaoxing.com                              Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn                     Fax: (310) 208-0931
Tel:  (011) 86-752-2808-188                          E-mail: rshaer@sha-ir.com
Fax: (011) 86-752-2803-101


                    QIAO XING UNIVERSAL TELEPHONE ANNOUNCES
                 ADDITION OF MORE THAN 30% NEW RETAIL OUTLETS

GUANGDONG, CHINA (November 29, 1999) -- Qiao Xing Universal Telephone, Inc. (NASDAQ NMS: XING) today announced that it has expanded its distribution from 1,000 to 1,350 retailers since the beginning of the year. The Company now has the largest telephone sales distribution network in mainland China.

On November 18, 1999, Qiao Xing held a convention in China to honor over 500 of
the Company's key wholesalers and retailers.   During the convention, Mr. Rui
Lin Wu, chairman of Qiao Xing Universal Telephone, Inc., informed the audience that the Company was very pleased with their results over the previous nine months and thanked the audience for contributing to the Company's success. He also pointed out that the 2.95 million units sold during the period was primarily due to the Company's aggressive sales and marketing campaign.

Commented Mr. Wu: "As well as increasing sales, these new retail outlets will extend our market penetration, providing us with an increased communications network that should prove helpful in identifying market needs and strengthening our presence in the burgeoning Chinese marketplace."

Among the new retailers, 146 are located in South and East China, the most prosperous regions of the Chinese mainland, while 43 of the new retailers are based in North China, which includes Beijing and Tianjin.

According to the U.S. Postal service, China has approximately 1.3 billion residents and 95 cities, each with more than one million residents. By 2003, China is expected to have 16.1 million Internet users, up sevenfold from 1998.

This press release contains "forward-looking statements" regarding future revenues and operating information and their impact on future results. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

                                    # # # #